Exhibit 99.2

GDF SUEZ mobilised to Supply

Natural Gas to Central Europe

The total halt of Russian gas supplies through the Ukraine has left Central Europe without a major part of its provisions since 6 January.

In light of this unusual situation and to support the countries most affected, GDF SUEZ immediately mobilised to come to their rescue. The Group has in this way taken steps to supply quantities of natural gas to the Central European countries where it is present with 4 million customers, as well as neighbouring countries.

Since 7 January, GDF SUEZ has been making between 1 and 3 million m3 of natural gas available to its Slovakian partner SPP each day. In addition, GDF SUEZ signed an agreement on 16 January enabling SPP to build up part of its gas stocks again, which it has been making significant use of since the crisis began.

GDF SUEZ has also been helping supply Bosnia since 10 January by routing natural gas into the country via the Hungarian company E.ON Földgáz Trade.

Furthermore, since 15 January, GDF SUEZ has been delivering natural gas to INA, Croatia’s historical operator, in order to meet the needs in Croatia. Since 17 January, GDF SUEZ has doubled its deliveries to INA thanks to an agreement sealed with MOL, the Hungarian operator controlling INA.

Lastly, GDF SUEZ has delivered liquefied natural gas (LNG) to Greece and plans to repeat this operation.

In this way, the Group is providing its support for Central Europe without jeopardizing the safety of supplies for its customers, backed by a very diversified supply portfolio that mainly includes access to liquefied natural gas resources as well as Europe’s second largest storage capacity.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of € 74,3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA WITH A CAPITAL OF 2,191,532,680 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com

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Press contact: Tel France: +33 (0)1 47 54 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: gdfsuezpress@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 40 06 66 29 E-Mail: ir@gdfsuez.com

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